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SEC 1745    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
(6-00) INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

================================================================================


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                                                               OMB APPROVAL
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                                                        OMB Number:   3235-0145
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                                                        Expires:October 31, 2002
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                             Informatica Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45666Q 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (6-00)

                               Page 1 of 5 pages

CUSIP No. 4566Q 10 2

-------------------------------------------------------------------------------
   1.     Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

          Diaz Nesamoney
-------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)
-------------------------------------------------------------------------------
   3.     SEC Use only
-------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization    United States of America

-------------------------------------------------------------------------------
                        5.     Sole Voting Power        4,823,584(1)
  Number of
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power      -0-
  Owned by
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power   4,823,584(1)
 Person With:
                       --------------------------------------------------------
                        8.     Shared Dispositive Power -0-

-------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

                         4,823,584(1)
-------------------------------------------------------------------------------
  10.     Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares (See Instructions)
-------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9):  6.1%(2)


-------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)    IN


-------------------------------------------------------------------------------

    (1) Includes 1,065,624 shares of common stock which Mr. Nesamoney has a right to acquire pursuant to the exercise of stock options within 60 days of December 31, 2001.

    (2) Percentage based on 78,563,288 shares of the Company's common stock outstanding as of December 31, 2001.

                               Page 2 of 5 pages

ITEM 1.

      (a)  Name of Issuer:

           Informatica Corporation

      (b)  Address of Issuer's Principal Executive Offices:

           2100 Seaport Boulevard, Redwood City, CA 94063

ITEM 2.

      (a)  Name of Person Filing:

           Diaz Nesamoney

      (b)  Address of Principal Business Office or, if none, Residence:

           2100 Seaport Boulevard, Redwood City, CA 94063

      (c)  Citizenship:

           United States of America

      (d)  Title of Class of Securities:

           Common Stock

      (e)  CUSIP Number:

           45666Q 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      Not Applicable.

ITEM 4.  OWNERSHIP

      (a)  Amount beneficially owned:                            4,823,584(1)

      (b)  Percent of class:                                     6.2%(2)

      (c)  Number of shares as to which the person has:

           (i)   Sole power to vote or to direct the vote.       4,823,584(1)

           (ii)  Shared power to vote or to direct the vote.     -0-

           (iii) Sole power to dispose or to direct the
                 disposition of.                                4,823,584(1)

           (iv)  Shared power to dispose or to direct the
                 disposition of.                                -0-

    (1) Includes 1,065,624 shares of common stock which Mr. Nesamoney has a right to acquire pursuant to the exercise of stock options within 60 days of December 31, 2001.

    (2) Percentage based on 78,563,288 shares of the Company's common stock outstanding as of December 31, 2001.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not Applicable.


                               Page 3 of 5 pages

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

      Not Applicable.

ITEM 10. CERTIFICATION

      Not Applicable.


                               Page 4 of 5 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                         February 13, 2002
                         -----------------------------------------------------
                         Date

                         /s/ Diaz Nesamoney
                         -----------------------------------------------------
                         Signature

                         Diaz Nesamoney, President and Chief Operating Officer of Informatica Corporation
                         -----------------------------------------------------
                         Name/Title



                               Page 5 of 5 pages